SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces a Summary of the Minutes of the 144th Board of Directors' Meeting" dated on December 19, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces a Summary of the Minutes of the 144th Board of Directors’ Meeting

December 19, 2006 (02 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; December 19, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 144th Board of Directors’ meeting held on December 18, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: December 18, 2006, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. RESOLUTIONS: Proceeded by the relevant favorable report from the Nominating, Compensation and Corporate Governance Committee, the Borad of Director’s decided for the following resolutions:

2.1 - Being aware by Mr. Fernando Xavier Ferreira whose pretends to lay off the position of Chief Executive Officer of the Company from January 08, 2007, as well as its intention of leave, immediately, the function of Chairman of the Board of Directors, The Board, unanimously, with the abstention of the Director Antônio Carlos Valente da Silva, decided: (i) to appoint for the position of Chairman of the Company, in replacement of Mr. Fernando Xavier Ferreira, with validity from January 08, 2007 and as a complement of the term in course that will expire in the date of the General Shareholder’s meeting in 2007, Mr. Antonio Carlos Valente da Silva, Brazilian, married, Electrical Engineer, holder of ID Card # CREA RJ 31.547 -D and holder of CPF/MF # 371.560.557 -04, resident in the city of São Paulo, State of São Paulo, with commercial address at Rua Martiniano de Carvalho, # 851, in the capital of the State of São Paulo; and, (ii) to appoint, with immediate validity, Mr. Antônio Carlos Valente da Silva, aforementioned qualified, to the position of Chairman of the Board of Directors. The Board manifested its votes of thanks for the Director Fernando Xavier Ferreira for its contribution and dedication while he was in charge of the aforementioned posts.

2.2 – Additionally, The Board, unanimously, decided to appoint, with validity from January 01. 2007 and as a complement of the term in course that will expire in the date of the General Shareholder’s Meeting in 2007: (i) José Luiz Fins Filho, Brazilian, married, Electrical Engineer, holder of the ID card # 5.764143 -2 and holder of CPF # 639.389.448 -20, to the position of Vice-President of Network Services, in replacement of Fábio Silvestre Micheli; and (ii) Fábio Silvestre Micheli, Brazilian, married, with a degree in business administration, holder of the ID card # 7.666.023 SSP/SP, and holder of CPF/MF # 022.234.928 -00, resident in São Paulo - SP, with commercial address at Rua Martiniano de Carvalho #851, São Paulo – SP , to the position of Vice-President of Commercial and Administrative Services, in replacement of Mr. Manuel José Benazet Wilkens. On the interim, it has been determined that Mr. Fábio Silvestre Micheli will accumulate the post of Vice- President of the residential segment until the appointed executive takes charge. The Board of Directors thanked Mr. Manuel José Benazet Wilkens for his charge on the company’s Management.

The appointed Directors declare that they are not legally impaired to take office.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 19, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director